UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                   SCHEDULE 13D
                                (Amendment No. 1)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             First Bank System, Inc.
                                 (Name of Issuer)

                     Common Stock, Par Value $1.25 Per Share
                          (Title of Class of Securities)

                                    319279105
                                  (CUSIP Number)

                              Dwight V. Board, Esq.
             Executive Vice President, General Counsel and Secretary
                                  U. S. Bancorp
                              111 S.W. Fifth Avenue
                             Portland, Oregon  97204
                                  (503) 275-6111
             (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                                  August 1, 1997
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Sched-ule 13G to report the acquisition which is the subject of this
         Schedule 13D, and is filing this schedule because of Rule 13d-- 1(b)(3) or (4), check the following box: [__]







         1.   NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              U. S. Bancorp
              I.R.S. Identification No. 93-0571730

         2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

              (a)  [__]
              (b)  [__]

         3.   SEC USE ONLY

         4.   SOURCE OF FUNDS

              WC, OO (See Item 3)

         5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [__]

         6.   CITIZENSHIP OR PLACE OF ORGANIZATION

              Oregon

         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
         WITH

         7.   SOLE VOTING POWER

              0

         8.   SHARED VOTING POWER

              0

         9.   SOLE DISPOSITIVE POWER


              0

         10.  SHARED DISPOSITIVE POWER

              0









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         11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PER-
              SON

              0

         12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [__]

         13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0%

         14.  TYPE OF REPORTING PERSON

              HC, CO





































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                   This Amendment No. 1 amends the Statement on Schedule
         13D filed with the Securities and Exchange Commission on March 28, 1997 (the "Schedule 13D") by U. S. Bancorp. This Amendment No. 1 is filed with respect to the shares of common stock, par value $1.25 per share (the "FBS Common Stock"), of First Bank System, Inc. ("FBS"). Unless otherwise defined herein, all capitalized terms shall have the meanings given such terms in the Schedule 13D.

                   Item 5 of the Schedule 13D is hereby amended to read in its entirety as follows:

                   Item 5.  Interest in Securities of the Issuer.

                        The merger (the "Merger") of U. S. Bancorp with
                   and into FBS (in connection with which the name of FBS was changed to "U.S. Bancorp") was consummated on August 1, 1997.

                        The option granted by FBS to U. S. Bancorp, pur-
                   suant to which U. S. Bancorp had the right, upon the occurrence of certain events, to purchase from FBS up to 26,551,018 shares of FBS Common Stock for $77.50 per share, terminated according to its terms at the effective time of the Merger.

                        Also in connection with the consummation of the
                   Merger, the subsidiaries of U. S. Bancorp that held 26,036 shares of FBS Common Stock in a fiduciary ca-pacity became, as a result of such Merger, subsid-iaries of FBS.





















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                                    SIGNATURE

              After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

         August 1, 1997


                                       U. S. BANCORP



                                       /s/ Dwight V. Board
                                       Dwight V. Board
                                         Executive Vice President,
                                         General Counsel and Secretary


































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